Exhibit 8.1

List of Subsidiaries of HomesToLife Ltd.

Subsidiaries	Jurisdiction of Incorporation

HomesToLife International Pte. Ltd.	Singapore

HTL Far East Pte. Ltd.	Singapore

HomesToLife Pte. Ltd.	Singapore

HTL Marketing Pte. Ltd.	Singapore

New Century Furniture Pte. Ltd.	Singapore

HTL France SAS	France

HTL ANZ PTY LTD	Australia

HTL Korea Co., Ltd.	Korea

Hwa Tat Lee Japan Co., Ltd.	Japan

Terasoh Co., Ltd.	Japan

HTL Taiwan Holding Pte. Ltd.	Singapore

HTL (UK) Limited	United Kingdom